Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com

October 20, 2005

John Reynolds, Assistant Director Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

Re:	Argyle Security Acquisition Corporation Form S-1 Registration Statement File No. 333-126569

Dear Mr. Reynolds:

On behalf of our client, Argyle Security Acquisition Corporation, a Delaware corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (No. 333-126569) (together, the “Registration Statement”), including one complete electronic version of the exhibits filed therewith.

Amendment No. 3 responds to the comments set forth in the Staff’s letter dated October 17, 2005 (the “Staff’s Letter”). In order to facilitate your review of Amendment No. 3, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of Amendment No. 3.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:
Comment Number	Response
General
1.

Rodman & Renshaw, LLC has advised that the deferment of a portion of the underwriting compensation is in response to changing market conditions with respect to “blank check” offerings and is intended to indicate that the underwriters, who bear significant financial risk if a business combination is not consummated, have confidence in the abilities of the management team. Rodman & Renshaw, LLC has further advised that the deferred portion of the fees will be allocated on a pro rata basis among it and I-Bankers, its co-managing underwriter in this offering. As disclosed in the prospectus, the funds deposited in the trust account (including the deferred underwriters’ discount) will be invested by the trustee in the limited number of legal options available. Accordingly, it is not possible to state the rate of interest that will be earned on such funds. The agreement of the underwriters to defer a portion of their fee until the consummation of a business combination is included in Section 1.1.3 of the underwriting agreement, the form of which has been refiled herewith.

Securities and Exchange Commission
October 20, 2005

2.	The Company has elected not to make use of Rule 434. The facing page of the Amendment No.1 has bee revised accordingly.
3.	The warrant purchase agreements have been removed. Amendment No. 3 reflects that the Company's officers and their affiliates will now be purchasing units in the offering.
4.	See response to comment 3 above.
Prospectus Cover Page
5.	The type size of the footnotes to the table here and throughout the prospectus has been increased to 10 point type.
Use of Proceeds
6.

The reference to due diligence has been removed from the first line item to clarify that this particular reserve is for legal and accounting fees rather than business due diligence. We have also removed the reference to reserves in the fifth line item.

Management
7.

The disclosure has been expanded to set forth the affiliations of Messrs. Marbut and Chaimovski with the entities referred to in the Staff’s Letter. In addition, the businesses of each of such entities has been disclosed.

8.	The description of Electronics Line 3000 has been revised to clarify its business.

Securities and Exchange Commission
October 20, 2005

9.	The conflicts of interest section has been expanded to include the possible conflict that would arise if a business combination is entered into with an affiliate company.
Part II Exhibits
10.

We have revised Section 6.2 of Exhibit 1.1 to provide that the agreement “will” (instead of “may”) be terminated in the event that neither the underwriters nor the company cure a default relating to more than 10% of the Firm Units or Option Units.

11.	Our firm’s legality opinion has been revised and refiled in response to the Staff’s Letter.

Your prompt attention to this filing would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935.

Sincerely,

By:	/s/ Fran M. Stoller
Fran M. Stoller
Loeb & Loeb LLP